SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02036953

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
MAY 20 2002
1086

PE

For May 20, 2002

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

(Exact name of registrant as specified in its charter)

Energy Company of Minas Gerais

(Translation of registrant's name into English)

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This report on Form 6-K contains [7] pages, including exhibits. See exhibit index on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: ______________________________

Name: Cristiano Corrêa de Barros
Title: Chief Financial Officer

Date: May 20th, 2002

EXHIBIT INDEX

Exhibit	Description of Exhibit	Sequentially Numbered Page
1.	Summary of the Minutes of the Annual and Extraordinary General Shareholders' Meetings held on April 30, 2002.	5

Exhibit 1

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

SUMMARY OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

The following is a summary of the minutes of CEMIG's Annual and Extraordinary General Shareholders' Meetings, which were held simultaneously on April 30, 2002 at 10:00 a.m. (Belo Horizonte, Brazil time) at CEMIG's headquarters, located at Avenida Barbacena, 1200 - 18th floor, in the city of Belo Horizonte, State of Minas Gerais, Brazil. The following actions were taken at the Meetings:

1. The approval of the Management Report and the Financial Statements relating to the year ended December 31, 2001, as well as certain related documents;

2. The approval of the destination of net income for the year 2001, in accordance with the budget, in compliance with Article 192 of Law No. 6,404/76, as modified by Law No. 9,457/97 and Law No. 10,303/2001;

3. The determination that the payment of interest on capital and of dividends in the amount of R$214,649,325.00 shall be made to shareholders on or prior to September 30, 2002;

4. The approval of the capital increase from R$1,589,994,984.32 to R$1,621,538,190.25, represented by the issuance of 162,153,819,025 shares, par value R$0.01 each, related to the capitalization of R$31,543,205.93 of amounts paid by the State of Minas Gerais in respect of its obligations pertaining to the CRC Account, and the related stock dividend of 1.98385568741199% (based on capital of R$1,589,994,984.32) to be distributed to shareholders of record as of April 30, 2002 in the form of newly-issued Common Shares and Preferred Shares, with such newly issued shares being entitled to any interest on capital and dividends declared for fiscal 2002;

5. The approval of the amendment of the heading of Article 4 of the By-laws (but maintaining the existing sole paragraph in such Article) as a result of the capital increase mentioned above;

6. The approval of the amendment of the heading of Article 5 of the By-laws (but maintaining the existing sole paragraph in such Article) in accordance with Article 17 of Law No. 6,404/76, modified by Law No. 9,457/97 and Law No. 10,303/2001;

7. The approval of the private placement by CEMIG of unsubordinated, nonconvertible debentures with a 25-year maturity to the State of Minas Gerais, in the total amount of R$90,000,000.00, with R$22,500,000.00 issuable yearly beginning in 2002;

8. The approval of the delegation to the Board of Directors of the authority described in the first paragraph of Article 59 of Law No. 6,404/76, modified by Law No. 9,457/97 and Law No. 10,303/2001, to determine the number of series and the amount of each series of debentures of the type set forth in Item 7 above;

9. The authorization of the Board of Executive Officers, once the placement of debentures is duly approved, to perform all necessary acts relating to the issuance of such debentures;

10. The authorization to allocate an amount equal to 5% of each fiscal year's net income to support social assistance projects and the Industrial Development Institute of Minas Gerais – INDI;

11. The approval of the equity valuation of Empresa de Infovias S.A. performed by Unibanco-União de Bancos Brasileiros S.A, and the approval of the acquisition by CEMIG of Infovias shares held by AES Força Empreendimentos Ltda. for US$32 million;

12. The election of members and respective alternates of the Board of Directors, for the term ending on the Annual General Shareholders' Meeting to be held on 2003, as follow: i) Appointed by the shareholder State of Minas Gerais: Djalma Bastos de Morais, alternate José Luiz Ladeira Bueno; Alexandre de Paulo Dupeyrat Martins, alternate Cláudio Gontijo; Marco Antônio Rebello Romanelli, alternate Guy Maria Villela Paschoal; Geraldo de Oliveira Faria, alternate Luiz Cláudio de Almeida Magalhães; Ataíde Vilela, alternate Fernando Alves Pimenta; Sérgio Roberto Belisário, alternate Fernando Henrique Schuffner Neto; Antônio Adriano Silva, alternate Cristiano Corrêa de Barros. ii) Appointed by the shareholder Southern Electric Brasil Participações Ltda: David Travesso Neto, alternate Sérgio Lustosa Botelho Martins; Cláudio José Dias Sales, alternate Marc Leal Claassen; Oderval Esteves Duarte Filho, alternate Geraldo Dannemann; Marcelo Pedreira de Oliveira, alternate João Bosco Braga Garcia

13. The election of Fiscal Council members and their alternates, for a one-year term ending at the Annual General Shareholders' Meeting to be held on 2003, as follows: i) Apppointed by the shareholder State of Minas Gerais: João Pedrosa Castello and alternate Pedro Autran da Matta e Albuquerque; Ronald Gastão Andrade Reis and alternate Marcos Claret David; Aristóteles Luiz Menezes Vasconcellos Drummond (alternate member to be appointed). ii) Appointed by the shareholder Southern Electric Brasil Participações Ltda: Luiz Otávio Nunes West and alternate Francisco Vicente Santana Silva Telles. iii) Appointed by shareholders holding Preferred Shares: Bruno Constantino Alexandre dos Santos and alternate Lívia Xavier de Mello

14. The establishment of the remuneration of CEMIG's Board of Directors, Fiscal Council and management, as follows: i) Members of the Board of Directors (excluding those which are concurrently CEMIG's executive officers): 20% of the average remuneration of CEMIG's executive officers. ii) Members of the Fiscal Council: 10% of the average remuneration of CEMIG's executive officers. Members of the Board of Directors and of the Fiscal Council residing in cities

other than Belo Horizonte will be reimbursed for the transportation and hotel expenses and will receive an allowance equivalent to approximately 10% of such member's total remuneration for attendance at each meeting. iii) Executive Officers: The maintenance of the present remuneration received by the Chief Executive Officer and all other executive officers. The remuneration presently received by the executive officers will be readjusted according to the same criteria and percentages adopted for CEMIG's employees.

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.